UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☑          Rule 13d-1(c)

☐          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13G

1	NAMES OF REPORTING PERSONS
Achillefs Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
21,862,065[1]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
21,862,065[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,862,065

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Achillefs Konstantakopoulos personally owns 18,438,585 shares. This number also includes (i) 780,000 shares owned by the reporting person’s spouse and (ii) half of the shares (2,643,480) of Costamare Shipping Services Ltd. The reporting person disclaims beneficial ownership of the shares owned by the reporting person’s spouse, and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.
2 The percent ownership is calculated based upon an aggregate of 122,301,711 shares outstanding.

CUSIP No.	Y1771G102	13G

1	NAMES OF REPORTING PERSONS
Costamare Shipping Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,643,480

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,643,480

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,643,480[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Achillefs Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (2,643,480) owned by Costamare Shipping Services Ltd.
4 The percent ownership is calculated based upon an aggregate of 122,301,711 shares outstanding.

Item 1.

(a)          Name of Issuer:

Costamare Inc.

(b)          Address of Issuer’s Principal Executive Offices:

7 rue du Gabian
MC98000 Monaco
Item 2.

(a)	Name of Persons Filing:

Achillefs Konstantakopoulos
         Costamare Shipping Services Ltd.

(b)          Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:
            c/o Costamare Shipping Company S.A.
               60 Zephyrou Street & Syngrou Avenue
            17564 Athens, Greece

(c)          Citizenship:

Achillefs Konstantakopoulos is a citizen of Greece.
Costamare Shipping Services Ltd. is a Marshall Islands corporation.

(d)          Title of Class of Securities:  Common Stock, par value $0.0001 per share

(e)          CUSIP Number: Y1771G102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership.

Ownership is as of December 31, 2022.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2023

By:	/s/ Achillefs Konstantakopoulos
Name: Achillefs Konstantakopoulos

By:	/s/ Athanasios Beis
Name: Costamare Shipping Services Ltd.